Filed by D-Wave Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Form S-4 File No. 333-263573

Subject Company: DPCM Capital, Inc.

(Commission File No. 001-39638)

To: Analyst Day Targets

From: D-Wave

Re: Up to a 31% Discount: D-Wave Systems Inc. and DPCM Capital, Inc. Highlight Unique Bonus Pool Structure

Dear [NAME],

Today, D-Wave Systems Inc. and DPCM Capital, Inc. highlighted a unique bonus pool structure that lowers investors cost basis in DPCM Capital’s common stock per share by as much as US$3.12, or 31%, offering novel economics within a volatile market.

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In order to incentivize ongoing retention and long-term investment, the proposed business combination between D-Wave and DPCM Capital (the “Business Combination”) includes a unique structure. A bonus pool of up to five million (5,000,000) shares of the common stock of D-Wave Quantum Inc., the newly formed company that will be the parent company of D-Wave and DPCM Capital, will be allocated to non-redeeming public stockholders of DPCM Capital on a pro rata basis. This effectively reduces their cost basis per share by as much as 31%—from the US$10.00 initial investment to US$6.88 – based upon, and subject to, certain redemption scenarios. A similar bonus pool of up to 1.8 million shares has been established for Private Investment in Public Equity (“PIPE”) investors to ensure the same effective cost basis for PIPE investors as for public stockholders of DPCM Capital.

We believe this creative approach will be compelling to investors who are hoping to benefit from the value of a sustained investment in quantum computing and D-Wave Quantum Inc. (QBTS).

This, along with the declaration of effectiveness by the SEC on Wednesday, July 13th of the registration statement on Form S-4 filed by D-Wave Quantum Inc. containing a prospectus related to the business combination between D-Wave and DPCM Capital (the “Business Combination”), and the related filing and mailing of the definitive proxy statement by DPCM Capital, is an important step in D-Wave becoming a publicly-traded company listed on the New York Stock Exchange (the “NYSE”) under the new ticker symbols “QBTS” and “QBTS.WS” shortly after the closing of the Business Combination.

We are excited to offer this structure to DPCM Capital and PIPE investors. And we expect this approach will play a role in allowing us to build the business and further deliver the immense power of quantum computing for business and society.

-D-Wave

More about D-Wave:

D-Wave Is Commercial Today:

•

Only annealing quantum computing company in the world, and, we believe, the only quantum computing company uniquely positioned to capture the quantum hardware, software and services vendors’ portion of the TAM for combinatorial optimization problems: near term $100M—$250M to longer term $22B—$42B, representing approximately 25% of the overall anticipated quantum computing TAM available to such vendors.[1] And with our gate model program, we are the only company that expects to be able to address the full quantum TAM.

•	Two dozen Forbes Global 2000 customers exploring quantum hybrid applications, including those nearing production stage.

•

The only complete end-to-end quantum solution, encompassing hardware, software, real-time quantum cloud service, developer tools and powerful quantum hybrid solvers, and the only company building both annealing and gate-model quantum computers.

•	Broad portfolio of 200+ patents applicable to both annealing and gate-based quantum computing.

•

Relentless product delivery, representing five generations of quantum computers to date. And in June 2022, we made an experimental prototype of our 6th generation machine, Advantage2, available in the Leap quantum cloud service.

•	68% of QCaaS revenue in 2021 came from commercial customers.

The Deal Economics Are Novel:

•	5 million share bonus pool, designed to reward DPCM Capital stockholders that choose to become D-Wave stockholders.

•	Lowers investors’ cost basis in DPCM Capital common stock per share by as much as $3.12, or 31%.

*****

[1]	Source: Boston Consulting Group.

Important Information About the Proposed Transaction between D-Wave Systems Inc. (“D-Wave”) and DPCM Capital, Inc. (“DPCM Capital”) and Where to Find It:

A full description of the terms of the transaction between D-Wave and DPCM Capital is provided in a registration statement on Form S-4, as amended, filed with the Securities and Exchange Commission (the “SEC”) by D-Wave Quantum Inc. that includes a prospectus with respect to the combined company’s securities, to be issued in connection with the transaction and a proxy statement with respect to the stockholder meeting of DPCM Capital to vote on the transaction. D-Wave Quantum Inc. and DPCM Capital urge investors, stockholders, and other interested persons to read the proxy statement/ prospectus, as well as other documents filed with the SEC, because these documents contain important information about D-Wave Quantum Inc., DPCM Capital, D-Wave, and the transaction. DPCM Capital commenced mailing the definitive proxy statement/prospectus to its stockholders on or about July 13, 2022 in connection with the transaction. Stockholders also may obtain a copy of the registration statement on Form S-4, as amended—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada, or via email at shareholdercomm@dwavesys.com and DPCM Capital, 382 NE 191 Street, #24148, Miami, Florida 33179, or via email at mward@hstrategies.com. The definitive proxy statement/prospectus included in the registration statement, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions, and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding the proposed transaction, including the structure of the proposed transaction; the total addressable market for quantum computing; and the anticipated benefits of the proposed transaction. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, various factors beyond management’s control, including risks relating to general economic conditions, risks relating to the immaturity of the quantum computing market and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DPCM Capital’s Annual Report on Form 10-K filed with the SEC on March 15, 2022, and in the proxy statement/prospectus filed by D-Wave Quantum Inc. in connection with the proposed transaction, and other filings with the SEC. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by any person that D-Wave Quantum Inc., DPCM Capital, or D-Wave will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets, or the business described herein or a commitment to D-Wave Quantum Inc., DPCM Capital, or D-Wave, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

D-Wave Quantum Inc., DPCM Capital, and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM Capital’s stockholders in respect of the transaction. Information about the directors and executive officers of DPCM Capital is set forth in DPCM Capital’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum Inc. and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus for the transaction. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM Capital’s stockholders in connection with the proposed transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, is included in the definitive proxy statement/prospectus.